UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PennyMac Financial Services, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

70932B 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP No. 70932B 101		Schedule 13G

1	Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) David Spector

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,234,125 (1)

	6	Shared Voting Power 465,604 (1)(2)

	7	Sole Dispositive Power 1,234,125 (1)

	8	Shared Dispositive Power 465,604 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,729 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3% (3)

12	Type of Reporting Person (See Instructions) IN

(1)                     Consists of Class A Units of Private National Mortgage Acceptance Company, LLC that are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments.

(2)       Consists of Class A units held by ST Family Investment Company LLC, of which Mr. Spector is the sole manager.  Mr. Spector disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)                     The percentage calculation is based upon 18,887,777 shares of Class A common stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 70932B 101	Schedule 13G

Item 1.
	(a)	Name of Issuer PennyMac Financial Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6101 Condor Drive, Moorpark, California 93021

Item 2.
	(a)	Name of Person Filing: David Spector
	(b)	Address of Principal Business Office or, if none, Residence 6101 Condor Drive, Moorpark, California 93021
	(c)	Citizenship United States
	(d)	Title of Class of Securities: Class A common stock, par value $0.0001 per share
	(e)	CUSIP Number 70932B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,699,729 (1)
	(b)	Percent of class: 8.3% (2)
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote. 1,234,125 (1)
(ii) Shared power to vote or to direct the vote. 465,604 (1)(3)
(iii) Sole power to dispose or to direct the disposition of. 1,234,125 (1)
(iv) Shared power to dispose or to direct the disposition of. 465,604 (1)(3)

CUSIP No. 70932B 101	Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

(1)                     Consists of Class A Units of Private National Mortgage Acceptance Company, LLC that are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments.

(2)                     The percentage calculation is based upon 18,887,777 shares of Class A common stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

(3)       Consists of Class A units held by ST Family Investment Company LLC, of which Mr. Spector is the sole manager.  Mr. Spector disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP No. 70932B 101	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2014

/s/ David Spector
Signature
David Spector